Exhibit 99.1

PRESS RELEASE
August 29, 2022 at 4:00 pm EDT
Gambling.com Group Reports Second Quarter 2022 Financial Results
Revenue grew 53% to $15.9 million, North American revenue growth exceeded 300%
Reiterates full year outlook for revenue of $71-76 million and Adjusted EBITDA of $22-27 million
Charlotte, NC – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the global online gambling industry, today announced its operating and financial results for the second quarter ended June 30, 2022.

“We continued to execute on our strategy of rapidly growing our business in North America in the second quarter as the team delivered company-wide revenue growth of over 50% and North American revenue growth over 300%,” said Charles Gillespie, Chief Executive Officer and Co-founder of Gambling.com Group. “The strength of our business model was also on display, as we continued to deliver strong Adjusted EBITDA and Free Cash Flow despite the second quarter being the seasonally weakest and while investing in the organization to drive future growth. Our view remains that Gambling.com Group offers the best value proposition for online gambling operators’ investments in customer acquisition and we look forward to the second half of the year as we enter the heart of the North American fall and winter sports calendars.”
Second Quarter 2022 vs. Second Quarter 2021 Financial Highlights
(in thousands, USD, except per share data, unaudited)

	Three Months Ended June 30,		CHANGE
	2022	2021	$	%
Revenue	15,924	10,392	5,532	53%
Net income for the period attributable to the shareholders	56	2,445	(2,389)	(98)%
Net income per share attributable to shareholders, diluted	0.00	0.08	(0.08)	(100)%
Adjusted net income for the period attributable to shareholders	3,065	2,445	620	25%
Adjusted net income per share attributable to shareholders, diluted	0.09	0.08	0.01	9%
Adjusted EBITDA	3,617	5,518	(1,901)	(34)%
Adjusted EBITDA Margin	23%	53%		(30)%
Cash flow from operations	3,460	4,738	(1,278)	(27)%
Free Cash Flow	2,914	3,122	(208)	(7)%
Second Quarter 2022 Business Highlights

•North American revenue grew 342% to $6.2 million

•Delivered more than 57,000 new depositing customers

•Successful new market launch in Ontario

•Added Michael Quartieri to the Board of Directors, effective as of June 30, 2022

•Inclusion of GAMB shares in the Russell 3000 index and various sub-indexes

•Contribution from BonusFinder.com is ahead of plan

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “We delivered revenue and Adjusted EBITDA ahead of the street consensus and generated strong Free Cash Flow in the quarter. Revenue growth continued to be led by growth in North America in line with our strategic objectives, but we also saw strong trading in our more mature markets in the UK and Ireland despite the weakening of the GBP and EUR against the US dollar. Integration of our acquisitions from Q1 is tracking according to plan. The Company remains well capitalized and in a strong position to meet the financial outlook for the year and to continue to grow profitably beyond.”
2022 Outlook
For the fiscal year 2022, based on currently available information, the Company reiterates its fiscal 2022 guidance and estimates:
•Total revenue will be in the range of $71 million and $76 million; and
•Adjusted EBITDA will be in the range $22 million and $27 million.
Conference Call Details

Date/Time:	Monday, August 29, 2022, at 4:30 pm EDT
Webcast:	https://www.webcast-eqs.com/gamb20220829/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	+1-201-389-0918
To access, please dial in approximately 10 minutes before the start of the call. An accompanying slide presentation will be available in PDF format within the News & Events section of the Company’s website.
An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events.
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For further information, please contact:
Media: Jennifer Arapoff, Gambling.com Group, media@gdcgroup.com
Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
About Gambling.com Group Limited
Gambling.com Group Limited (Nasdaq: GAMB) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Founded in 2006, the Group operates from offices in the United States, Ireland and Malta. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com and RotoWire.com. As of July 31, 2022, the Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.
Use of Non-IFRS Measures
This release contains certain non-IFRS financial measures, such as Adjusted Net Income, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See ”Supplemental Information - Non-IFRS

Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to our 2022 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2021 with the US Securities and Exchange Commission (the “SEC”) on March 25, 2022, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Revenue	15,924	10,392	35,509	21,909
Cost of sales	(495)	—	(1,724)	—
Gross profit	15,429	10,392	33,785	21,909
Sales and marketing expenses	(8,454)	(3,144)	(15,816)	(5,848)
Technology expenses	(1,499)	(944)	(2,862)	(1,634)
General and administrative expenses	(4,804)	(3,387)	(9,632)	(6,159)
Fair value movement on contingent consideration	(2,849)	—	(2,849)	—
Movements in credit losses allowance and write-offs	(72)	240	(597)	100
Operating profit (loss)	(2,249)	3,157	2,029	8,368
Finance income	3,491	394	4,319	552
Finance expense	(1,056)	(524)	(1,307)	(761)
Income before tax	186	3,027	5,041	8,159
Income tax charge	(130)	(582)	(499)	(1,248)
Net income for the period attributable to the shareholders	56	2,445	4,542	6,911
Other comprehensive (loss) income
Exchange differences on translating foreign currencies	(6,559)	490	(7,928)	(1,202)
Total comprehensive (loss) income for the period attributable to the shareholders	(6,503)	2,935	(3,386)	5,709
Net income per share attributable to shareholders, basic	0.00	0.09	0.13	0.24
Net income per share attributable to shareholders, diluted	0.00	0.08	0.13	0.22

Condensed Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	JUNE 30, 2022	DECEMBER 31, 2021
ASSETS
Non-current assets
Property and equipment	644	569
Intangible assets	83,076	25,419
Right-of-use assets	1,896	1,465
Other non-current assets	40	—
Deferred tax asset	6,104	7,028
Total non-current assets	91,760	34,481
Current assets
Trade and other receivables	8,956	5,497
Cash and cash equivalents	31,102	51,047
Total current assets	40,058	56,544
Total assets	131,818	91,025
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	63,711	55,953
Share options and warrants reserve	2,901	2,442
Foreign exchange translation reserve	(10,210)	(2,282)
Retained earnings	28,550	23,796
Total equity	84,952	79,909
Non-current liabilities
Deferred consideration	4,664	—
Contingent consideration	9,540	—
Lease liability	1,702	1,286
Deferred tax liability	3,584	—
Total non-current liabilities	19,490	1,286
Current liabilities
Trade and other payables	5,343	3,291
Deferred consideration	2,745	—
Contingent consideration	12,218	—
Other liability	165	—
Borrowings	6,107	5,944
Lease liability	420	393
Income tax payable	378	202
Total current liabilities	27,376	9,830
Total liabilities	46,866	11,116
Total equity and liabilities	131,818	91,025

Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Cash flow from operating activities
Income before tax	186	3,027	5,041	8,159
Finance expenses (income), net	(2,435)	130	(3,012)	209
Adjustments for non-cash items:
Depreciation and amortization	1,952	634	3,778	1,216
Movements in credit loss allowance and write-offs	71	(240)	597	(100)
Fair value movement on contingent consideration	2,849	—	2,849	—
Share option charge	885	245	1,609	1,063
Cash flows from operating activities before changes in working capital	3,508	3,796	10,862	10,547
Changes in working capital
Trade and other receivables	2,549	14	(2,639)	(1,243)
Trade and other payables	(1,014)	1,464	304	2,710
Warrants repurchased	(800)	—	(800)	—
Income tax paid	(783)	(536)	(783)	(536)
Cash flows generated by operating activities	3,460	4,738	6,944	11,478
Cash flows from investing activities
Acquisition of property and equipment	(99)	(188)	(242)	(218)
Acquisition of intangible assets	(447)	(1,428)	(2,516)	(1,741)
Acquisition of subsidiaries, net of cash acquired	(4,114)	—	(23,409)	—
Cash flows used in investing activities	(4,660)	(1,616)	(26,167)	(1,959)
Cash flows from financing activities
Interest paid	—	—	(120)	(121)
Principal paid on lease liability	(79)	(49)	(165)	(95)
Interest paid on lease liability	(45)	(47)	(95)	(96)
Cash flows used in financing activities	(124)	(96)	(380)	(312)
Net movement in cash and cash equivalents	(1,324)	3,026	(19,603)	9,207
Cash and cash equivalents at the beginning of the period	33,069	14,035	51,047	8,225
Net foreign exchange differences on cash and cash equivalents	(643)	107	(342)	(264)
Cash and cash equivalents at the end of the period	31,102	17,168	31,102	17,168

Earnings Per Share
Below is a reconciliation of basic and diluted earnings per share as presented in the Unaudited Interim Condensed Consolidated Statement of Income for the period specified (USD in thousands, except share amounts, unaudited):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net income for the period attributable to the shareholders	56	2,445	4,542	6,911
Weighted-average number of ordinary shares, basic	35,443,258	28,556,422	35,176,469	28,556,422
Net income per share attributable to shareholders, basic	0.00	0.09	0.13	0.24

Net income for the period attributable to the shareholders	56	2,445	4,542	6,911
Weighted-average number of ordinary shares, diluted	36,057,597	31,401,166	36,131,524	31,401,166
Net income per share attributable to shareholders, diluted	0.00	0.08	0.13	0.22
Supplemental Information
Rounding
We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our condensed consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
Adjusted Net Income and Adjusted Net Income Per Share
Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration. Adjusted net income per diluted share is a non-IFRS financial measure defined as Adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.
We believe Adjusted net income and Adjusted net income per diluted share are useful to our management as a measure of comparative operating performance from period to period as they removes the effect of the fair value gain or loss related to the contingent consideration which is not directly associated with our core operations. We expect to incur gains or losses related to the contingent consideration until April 2024. See Note

4 of the Unaudited Interim Condensed Consolidated Financial Statements for the period ended June 30, 2022 for a complete discussion of the contingent consideration.
Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share, diluted from net income for the period attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Condensed Consolidated Statements of Comprehensive Income and for the period specified:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(in thousands USD, except for share and per share data, unaudited)		(in thousands USD, except for share and per share data, unaudited)
Net income for the period attributable to the shareholders	56	2,445	4,542	6,911
Fair value movement on contingent consideration	2,849	—	2,849	—
Unwinding of deferred consideration	160	—	160	—
Adjusted net income for the period attributable to shareholders	3,065	2,445	7,551	6,911
Weighted-average number of ordinary shares, basic	35,443,258	28,556,422	35,176,469	28,556,422
Net income per share attributable to shareholders, basic	0.00	0.09	0.13	0.24
Adjusted net income per share attributable to shareholders, basic	0.09	0.09	0.21	0.24
Adjusted net income for the period attributable to shareholders	3,065	2,445	7,551	6,911
Weighted-average number of ordinary shares, diluted	36,057,597	31,401,166	36,131,524	31,401,166
Net income per share attributable to shareholders, diluted	0.00	0.08	0.13	0.22
Adjusted net income per share attributable to shareholders, diluted	0.09	0.08	0.21	0.22
Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization, effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to Adjusted EBITDA from net income for the period attributable to the equity holders as presented in the Condensed Consolidated Statements of Comprehensive Income and for the period specified:

	Three Months Ended June 30,		CHANGE		Six Months Ended June 30,		CHANGE
	2022	2021	$	%	2022	2021	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Net income for the period attributable to the shareholders	56	2,445	(2,389)	(98)%	4,542	6,911	(2,369)	(34)%
Add Back:
Net finance costs (income) (1)	(2,435)	130	(2,565)	n/m	(3,012)	209	(3,221)	n/m
Income tax charge	130	582	(452)	(78)%	499	1,248	(749)	(60)%
Depreciation expense	44	47	(3)	(6)%	87	82	5	6%
Amortization expense	1,908	587	1,321	n/m	3,691	1,134	2,557	n/m
Share-based payments	885	245	640	n/m	1,609	1,063	546	51%
Fair value movement on contingent consideration	2,849	—	2,849	n/m	2,849	—	2,849	n/m
Accounting and legal fees related to offering	—	392	(392)	n/m	—	898	(898)	n/m
Bonuses related to the offering	—	1,090	(1,090)	n/m	—	1,090	(1,090)	n/m
Acquisition related costs (2)	180	—	180	n/m	454	—	454	n/m
Adjusted EBITDA	3,617	5,518	(1,901)	(34)%	10,719	12,635	(1,916)	(15)%
________________
(1)Net finance (income) costs is comprised of finance income, and finance expense including unwinding of deferred consideration and foreign exchange gains (losses).
(2)The acquisition costs are related to the business combinations of the Group.
n/m = not meaningful
Below is the Adjusted EBITDA Margin calculation for the period specified:

	Three Months Ended June 30,		CHANGE		Six Months Ended June 30,		CHANGE
	2022	2021	$	%	2022	2021	$	%
	(in thousands, USD, unaudited)				(in thousands, USD, unaudited)
Revenue	15,924	10,392	5,532	53%	35,509	21,909	13,600	62%
Adjusted EBITDA	3,617	5,518	(1,901)	(34)%	10,719	12,635	(1,916)	(15)%
Adjusted EBITDA Margin	23%	53%		(30)%	30%	58%		(27)%
In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.

Free Cash Flow
Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.
We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Unaudited Interim Condensed Consolidated Statement of Cash Flows for the period specified:

	Three Months Ended June 30,		CHANGE		Six Months Ended June 30,		CHANGE
	2022	2021	$	%	2022	2021	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Cash flows generated by operating activities	3,460	4,738	(1,278)	(27)%	6,944	11,478	(4,534)	(40)%
Capital Expenditures (1)	(546)	(1,616)	1,070	66%	(2,758)	(1,959)	(799)	(41)%
Free Cash Flow	2,914	3,122	(208)	(7)%	4,186	9,519	(5,333)	(56)%
(1) Capital expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets.